                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                               EMCOR GROUP, INC.
                               (Name of Issuer)

                    Common Stock, $.01 Par Value Per Share
                        (Title of Class of Securities)

                                   29084Q100
                                (CUSIP Number)

                         Voluntary** (see note below)
                     (Date of Event which Requires Filing
                              of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  **This Schedule 13G is being filed to replace, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on June 15, 1995, as amended by Amendment No. 1 thereto, filed on July 26, 1995, Amendment No. 2 thereto, filed on February 14, 1996, Amendment No. 3 thereto, filed on February 14, 1997, and Amendment No. 4 thereto, filed on September 25, 1997.

                              Page 1 of 6 pages

CUSIP No.  29084Q100                13G                      Page 2 of 6 Pages

1   NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cumberland Associates LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /x/
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
                         5  SOLE VOTING POWER

                            724,003

     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             186,597
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                724,003
       WITH
                         8  SHARED DISPOSITIVE POWER

                            186,597

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    910,600

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.5%

12  TYPE OF REPORTING PERSON*

    OO, IA

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 6 pages

Item 1(a)         Name of Issuer:


                  Emcor Group, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  101 Merritt Seven Corporate Park
                  Norwalk, Connecticut 06851

Items 2(a)        Name of Person Filing:

                  This statement is being filed by Cumberland Associates LLC to replace, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on June 15, 1995, as amended by Amendment No. 1 thereto, filed on July 26, 1995, Amendment No. 2 thereto, filed on February 14, 1996, Amendment No. 3 thereto, filed on February 14, 1997, and Amendment No. 4 thereto, filed on September 25, 1997. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, thirteen securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)         Address of Principal Business Office:

                  The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)         Citizenship:

                  Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share (the "Shares")

                              Page 3 of 6 pages

Item 2(e)         CUSIP Number:

                  29084Q100

Item 3            Not Applicable

Item 4.           Ownership:


Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof, Cumberland Associates LLC may be deemed the beneficial owner of 910,600 Shares.

Item 4(b)         Percent of Class:

                  The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 8.5% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 724,003

                  (ii)     Shared power to vote or to direct the vote:  186,597

                  (iii) Sole power to dispose or to direct the disposition of: 724,003

                  (iv) Shared power to dispose or to direct the disposition of: 186,597

Item 5            Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7            Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on By the Parent Holding Company:

                  Not Applicable

                              Page 4 of 6 pages

Item 8            Identification and Classification of Members of the Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable


Item 10           Certification:

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              Page 5 of 6 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1998

                                            CUMBERLAND ASSOCIATES LLC

                                            By: /s/ Andrew Wallach
                                            Name:  Andrew Wallach
                                            Title:  Member


                              Page 6 of 6 pages